UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 10)

Stratasys Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share

(Title of Class of Securities)

M85548101

(CUSIP Number)

nano dimension LTD.

2 Ilan Ramon, Ness Ziona,

7403635, Israel

Yael Sandler

2 Ilan Ramon, Ness Ziona,

7403635, Israel

972-73-7509142

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 28, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. M85548101	13D	Page 2 of 7

1	NAME OF REPORTING PERSON

Nano Dimension Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

9,695,015
	8	SHARED VOTING POWER

100
	9	SOLE DISPOSITIVE POWER

9,695,015
	10	SHARED DISPOSITIVE POWER

100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,695,115
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.1%*
14	TYPE OF REPORTING PERSON

CO

*	Based on a Solicitation/Recommendation Statement on Schedule 14D-9 dated May 30, 2023 filed by the Issuer on May 30, 2023, there were 68,552,104 ordinary shares of the Issuer outstanding as of May 24, 2023.

CUSIP No. M85548101	13D	Page 3 of 7

1	NAME OF REPORTING PERSON

Nano Dimension NY Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

100
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0000001%*
14	TYPE OF REPORTING PERSON

CO

*	Based on a Solicitation/Recommendation Statement on Schedule 14D-9 dated May 30, 2023 filed by the Issuer on May 30, 2023, there were 68,552,104 ordinary shares of the Issuer outstanding as of May 24, 2023.

CUSIP No. M85548101	13D	Page 4 of 7

This Amendment No. 10 to Schedule 13D (this “Schedule 13D/A”) amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on March 6, 2023, as amended by Amendment No. 1 on March 10, 2023, Amendment No. 2 on March 30, 2023, Amendment No. 3 on May 25, 2023, Amendment No. 4 on May 31, 2023, Amendment No. 5 on June 9, 2023, Amendment No. 6 on June 14, 2023, Amendment No. 7 on June 27, 2023, Amendment No. 8 on July 10, 2023 and Amendment No. 9 on July 20, 2023 (as amended, the “Schedule 13D”) by Nano Dimension Ltd., a corporation incorporated under the laws of Israel (the “Company”), pursuant to Rule 13d-1(e) under the Securities Exchange Act of 1934, as amended.

Item 1. Security and Issuer.

This item is not being amended by this Schedule 13D/A.

Item 2. Identity and Background.

This item is not being amended by this Schedule 13D/A.

Item 3. Source and Amount of Funds or Other Consideration.

This item is not being amended by this Schedule 13D/A.

CUSIP No. M85548101	13D	Page 5 of 7

Item 4. Purpose of Transaction.

“Item 4. Purpose of Transaction” of the Schedule 13D is hereby amended to add the following:

On July 28, 2023, the Company issued a press release announcing that the Company: (i) does not expect that the Issuer Board will terminate the Rights Plan nor redeem the Rights issued and outstanding under the Rights Plan or otherwise render it inapplicable to the special tender offer and, accordingly, the Company does not expect that the Rights Plan Condition will be satisfied nor waived at the close of the special tender offer period; (ii) does not expect to further extend the special tender offer period; and (iii) has decided to withdraw its seven director candidates for nomination at the Issuer’s upcoming Annual General Meeting.

On the same day, the Company issued a press release with respect to the foregoing, and filed an amendment to the Tender Offer Statement, a copy of which is filed hereto as Exhibit 99.1 and incorporated herein by reference.

INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ BOTH THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES.

CUSIP No. M85548101	13D	Page 6 of 7

Investors and security holders may obtain a free copy of the Offer to Purchase, the Supplement to Offer to Purchase, the Second Supplement to Offer to Purchase, the Third Supplement to Offer to Purchase, the related Third Amended Letter of Transmittal, certain other tender offer documents and the Solicitation/Recommendation Statement and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to Georgeson LLC, the information agent for the tender offer, named in the Tender Offer Statement.

Item 5. Interest in Securities of the Issuer.

This item is not being amended by this Schedule 13D/A.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

This item is not being amended by this Schedule 13D/A.

Item 7. Material to be Filed as Exhibits.

“Item 7. Material to be Filed as Exhibits” of the Schedule 13D is hereby amended to add the following:

Exhibit
99.1	Amendment No. 18 to the Tender Offer Statement on Schedule TO filed with the SEC by the Company on July 28, 2023 (incorporated herein by reference).

CUSIP No. M85548101	13D	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2023

Nano Dimension Ltd.

By:	/s/ Yael Sandler
	Name:	Yael Sandler
	Title:	Chief Financial Officer

Nano Dimension NY Ltd.

By:	/s/ Yael Sandler
	Name:	Yael Sandler
	Title:	Chief Financial Officer